

May 9, 2005

Via Facsimile (310) 453-7444
And (404) 815-2424
And overnight courier

Wells Fargo Foothill, Inc.
2450 Colorado Avenue
Suite 3000 W
Santa Monica, California 90404
Attention: Specialty Finance Division Manager

Paul, Hastings, Janofsky & Walker, LLP
600 Peachtree Street, NE,
Suite 2400
Atlanta, GA 30308-2222
Attention: Chris D. Molen, Esq.
Cindy J.K. Davis, Esq.

Re: Notice of Early Termination

Ladies and Gentlemen:

On behalf of the Borrowers (as defined in the Loan and Security Agreement), this is to notify you that pursuant to Section 3.6 of the Loan and Security Agreement, dated as of March 1, 2004 (the "Loan and Security Agreement"), by and among the lenders identified therein, Wells Fargo Foothill, Inc., as the lead arranger, administrative agent, syndication agent and collateral agent, AMERCO, and each of AMERCO's subsidiaries identified therein, the Administrative Borrower (as defined in the Loan and Security Agreement) has elected terminate the Loan and Security Agreement and prepay its Obligations under the Loan Documents in the amount of (i) $345,624,995.00 (reflecting the principal balance outstanding under the Term Loan A piece of this facility) plus accrued interest up to the termination date (ii) the principal and accrued interest outstanding under the revolver as of the termination date. The date of termination shall be June 8, 2005.

Very truly yours,

AMERCO

By: Gary B. Horton
Name: Gary B. Horton
Title: Treasurer